                                    FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

                                       OR

     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________


                          Commission file number 1-7006


                           BRUSH ENGINEERED MATERIALS INC.
                            SAVINGS AND INVESTMENT PLAN
                           (FORMERLY  BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN)

                            (Full Title of the Plan)



                               BRUSH WELLMAN INC.
                             17876 St. Clair Avenue
                              Cleveland, Ohio 44110


                     (Name of issuer of the securities held
                      pursuant to the plan and the address
                      of its principal executive office.)

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       BRUSH WELLMAN INC.
                                       SAVINGS AND INVESTMENT PLAN




                                  By    /s/ Michael C. Hasychak
                                      ------------------------------------------
                                       Michael C. Hasychak
                                       Vice President, Treasurer and Secretary
                                       Brush Wellman Inc.

Date:    June 28, 2000

                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN


REQUIRED INFORMATION
--------------------
                                                                                      Page No.
            Reports of Independent Auditors                                             1-2

            Statements of Net Assets Available for Benefits -
            December 31, 1999 and December 31, 1998                                       3

            Statement of Changes in Net Assets Available for
            Benefits - Year Ended December 31, 1999                                       4

            Notes to Financial Statements                                              5-10

            Schedules required to be filed under ERISA

            a.  Schedule H, Line 4i - Schedule of Assets held for Investment
                Purposes at End of Year                                                  11

            b.  Schedule H, Line 4j - Schedule of Reportable Transactions                12

            Exhibits

            23.1  Consent of Ernst & Young, Independent Auditors                         13

            23.2  Consent of Mills, Potoczak & Company, Independent Auditors             14

                         Report of Independent Auditors


Plan Administrator
Brush Wellman Inc. Savings and Investment Plan


We have audited the accompanying statement of net assets available for benefits of the Brush Wellman Inc. Savings and Investment Plan as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                         /s/ Ernst & Young LLP

Cleveland, Ohio
June 22, 2000

                         Report of Independent Auditors
                         ------------------------------



Administrative Committee of
 Brush Wellman Inc. Savings
 and Investment Plan

                  We have audited the financial statements of Brush Wellman Inc. Savings and Investment Plan listed in the Annual Report on Form 11-K as of and for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

                  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

                  In our opinion, the financial statements listed in the Annual Report on Form 11-K present fairly, in all material respects, the net assets available for benefits of Brush Wellman Inc. Savings and Investment Plan as of December 31, 1998 and the changes in its net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

                  Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                       MILLS, POTOCZAK & COMPANY



June 1, 1999

                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                  DECEMBER 31
                                                       1999                       1998
                                               ----------------------    ----------------------
ASSETS

Cash                                                    $      1,012                         -
Investments                                              125,850,633               107,905,592

Contribution receivables:
    Employer                                                  81,157                    77,771
    Participants                                             243,050                   232,743
                                               ----------------------    ----------------------
Total contribution receivables                               324,207                   310,514
                                               ----------------------    ----------------------

Dividends receivable                                         153,453                   145,944
Interest receivable                                           82,370                    81,755
Pending sales                                                 53,908                         -
                                               ----------------------    ----------------------

NET ASSETS AVAILABLE FOR BENEFITS                       $126,465,583              $108,443,805
                                               ======================    ======================


See accompanying notes to financial statements.

                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1999

ADDITIONS

Investment Income:
   Net appreciation in fair value of investments                   $8,659,207
   Interest and dividends                                           8,490,096
                                                         ---------------------
                                                                   17,149,303

Contributions:
   Participants                                                     7,081,092
   Employer                                                         2,361,179
                                                         ---------------------
                                                                    9,442,271
                                                         ---------------------

Total additions                                                    26,591,574

DEDUCTIONS

Benefits paid directly to participants                              8,569,796
                                                         ---------------------

Net increase                                                       18,021,778

Net assets available for benefits:

   Beginning of year                                              108,443,805
                                                         ---------------------

   End of year                                                   $126,465,583
                                                         =====================


See accompanying notes to financial statements.

                                BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                        AND YEAR ENDED DECEMBER 31, 1999

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Brush Wellman Inc. Savings and Investment Plan
(Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan which covers certain eligible employees of Brush Wellman Inc. (Company and Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

The Plan provides for basic contributions on behalf of employees up to 6% of their earnings through either salary reduction or employee after-tax contributions. Basic contributions are matched by the Company at the rate of 50% of such contributions. The rate at which such basic contributions are matched by the Company may be decreased or increased (up to 100%) by action of the Company's Board of Directors.

An employee who makes basic contributions of 6% of earnings may also make supplemental contributions of up to 9% of earnings which are not matched by Company contributions and which may be made in any combination of salary reduction and/or after-tax contributions.

An employee's contributions made to the Plan on a salary reduction basis may not exceed certain maximum amounts. The maximum amount was $10,000 in 1999.

Participants may direct that their basic, supplemental and transfer contributions (as described in the Plan) be invested in one or more of the following: Growth Fund, International Fund, Income Fund, S&P 500 Index Fund, Asset Allocation Fund, Fixed Income Fund, Money Market Fund and the Company Stock Fund in increments of 1%. All Company matching contributions are invested in the Company Stock Fund except with respect to Participants age 55 or older who may transfer such contributions to other investment funds.

PAYSOP FEATURE

The Plan, as originally adopted, included a Payroll Stock Ownership Plan (PAYSOP) feature that applied through 1986. Under the PAYSOP, the Company made contributions based upon a percentage of payroll and was afforded an additional credit against federal income tax up to the amount allowable by the Internal Revenue Code. The PAYSOP contribution by the Company, which could be in Common Stock of the Company or cash used to purchase Common Stock of the Company, was a percentage of the compensation paid to all employees who made salary reduction contributions to the Plan at any time during the year and who were members of the Plan as of the last pay period of

                              Brush Wellman Inc.
                         Savings and Investment Plan
                  Notes to Financial Statements - Continued





such year. The shares of Common Stock of the Company contributed or purchased were allocated equally to all eligible participants.

VESTING

All employee and Company matching contributions are fully vested at all times.

PARTICIPANT LOANS

A participant may borrow funds from his account, excluding his interest in the PAYSOP Fund, provided such loan is secured by the participant's interest in his account and evidenced by a promissory note executed by the participant.

PAYMENT OF BENEFITS

At retirement, death or other termination, a participant (or his death beneficiary) is eligible to receive a distribution of all employee, Company matching and PAYSOP contributions credited to the employee's account plus or minus any net gain or loss thereon.

The value of distributions and withdrawals is based on the value of a participant's account on the valuation date immediately preceding the date of distribution or withdrawal and is deducted from the participant's account as of such valuation date.

Distribution to a participant or a person designated by the participant as his death beneficiary is made under one of the following methods as elected by the participant:

        (i)  Lump sum payment in cash; or
       (ii) Lump sum payment in cash, except that a participant's interest in the Company Stock Fund and the PAYSOP Fund will be paid in full shares of Common Stock of the Company, with any fractional shares being paid in cash.

INSURANCE POLICIES

Prior to June 1, 1989, participants who were employees of Williams Advanced Materials Inc. could have directed a portion of their contributions to be used to purchase insurance policies that were excluded from the former Williams Advanced Materials Inc. Savings and Investment Plan assets. Life insurance policies on the lives of participants, purchased under the former Williams Advanced Materials Inc. Savings and Investment Plan prior to July 1, 1989, may continue to be held.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                              Brush Wellman Inc.
                         Savings and Investment Plan
                  Notes to Financial Statements - Continued


NOTE B - SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION

Investments are stated at fair value. Investment in securities traded on national securities exchanges are valued at the latest reported closing price. Investment in participant units of the Northern Trust Short-Term Investment Fund and the Employee Benefits Money Market Fund are stated at fair value as determined by the Trustee. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

                              Brush Wellman Inc.
                         Savings and Investment Plan
                  Notes to Financial Statements - Continued


NOTE C - INVESTMENTS

During 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:


                                                                                        Net Realized
                                                                                       and Unrealized
                                                                                        Appreciation
                                                                                      (Depreciation) in
                                                                                        Fair Value of
                                                                                         Investments
                                                                                      ------------------
           Common Stock                                                                      $ (729,199)
           Shares of registered investment companies                                          9,388,406
                                                                                      ------------------
                                                                                            $ 8,659,207
                                                                                      ==================

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:


                                                                              December 31
                                                                       1999                    1998
                                                                -----------------       ------------------
           Janus Fund                                                $32,515,635            $19,412,400
           Templeton Foreign Fund                                      9,294,065              6,375,796
           PFAMCO Equity Income Fund                                   9,533,826             10,031,657
           Northern Trust Collective Stock
              Index Fund                                              21,996,415             18,079,379
           Vanguard Asset Allocation Fund                             11,538,097             12,128,529
           PIMCO Total Return Fund                                     7,451,147              8,968,991
           Northern Trust Short-Term
              Investment Fund                                          8,715,248              7,845,440
           Brush Wellman Inc. Common Stock*                           21,398,614             21,301,889

*Nonparticipant-directed

                              Brush Wellman Inc.
                         Savings and Investment Plan
                  Notes to Financial Statements - Continued





NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:


                                                                              December 31,
                                                                      1999                  1998
                                                                -----------------     ------------------
           Net assets:
              Brush Wellman Inc. Common Stock                        $21,398,614            $21,301,889
              Employee Benefits Money Market Fund                         18,971                 54,656
              Contribution receivables:
                 Employer                                                 81,157                 77,771
                 Participants                                             14,694                 20,814
              Income receivable                                          153,453                146,479
              Pending sales                                               53,908                      -
                                                                -----------------     ------------------
                                                                     $21,720,797            $21,601,609
                                                                =================     ==================


                                                                                         Year Ended
                                                                                        Dec. 31, 1999
                                                                                      ------------------
           Changes in net assets:
              Contributions                                                                 $ 2,852,804
              Interest                                                                            7,413
              Dividends                                                                         605,370
              Net realized and unrealized depreciation in fair value                           (729,199)
              Distributions to participants                                                  (1,068,304)
              Transfers to participant-directed investments                                  (1,548,896)
                                                                                      ------------------
                                                                                              $ 119,188
                                                                                      ==================

                              Brush Wellman Inc.
                         Savings and Investment Plan
                  Notes to Financial Statements - Continued


NOTE E - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 30, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE F - TRANSACTIONS WITH PARTIES-IN-INTEREST

All legal, accounting, and administrative expenses of the Plan are paid by the Company. Other than as described above or pursuant to the trust agreement, the Plan did not have any agreements or transactions with parties-in-interest.

NOTE G - SUBSEQUENT EVENT

Effective May 16, 2000, through a merger, Brush Wellman Inc. became a wholly-owned subsidiary of a holding company, Brush Engineered Materials Inc. Accordingly, Amendment Number 10 to the Brush Wellman Inc. Savings and Investment Plan was adopted effective May 16, 2000 and it changed the name of the Plan to "The Brush Engineered Materials Savings and Investment Plan". The merger resulted in the reorganization of the Company's capital stock and corporate structure. The merger did not change the operation of the Plan.

                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN
                        EIN-34-0119320 PLAN NUMBER - 003
                               SCHEDULE H, LINE 4i
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR


                               DECEMBER 31, 1999

                                                               DESCRIPTION                                       CURRENT
                 IDENTITY OF ISSUE                            OF INVESTMENT                  COST                 VALUE
                 -----------------                            -------------                  ----                 -----

Brush Wellman Inc. Common Stock *                              1,260,779 shares           $24,220,202           $21,398,614

Janus Fund                                                       738,153 shares                                  32,515,635

Templeton Foreign Fund                                           828,348 shares                                   9,294,065

PFAMCO Equity Income Fund                                        880,316 shares                                   9,533,826

Northern Trust Collective Stock Index Fund *                     910,448 shares                                  21,996,415

Vanguard Asset Allocation Fund                                   484,794 shares                                  11,538,097

PIMCO Total Return Fund                                          752,641 shares                                   7,451,147

Northern Trust Short-Term Investment Fund *                      Bank Common/
                                                               Collective Trust                                   8,715,248

Employee Benefits Money Market Fund *                            Bank Common/
                                                               Collective Trust                                      18,971

Participant Promissory Notes *                                5.11% to 10.55%
                                                            with maturity dates
                                                               through 2014                                       3,388,615
                                                                                                         -------------------

                                                                                                               $125,850,633
                                                                                                         ===================

* Party-in-interest to the Plan.

                 BRUSH WELLMAN INC. SAVINGS AND INVESTMENT PLAN
                        EIN 34-0119320 PLAN NUMBER - 003

            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1999

                                                                                                      CURRENT VALUE
                                                                                                       OF ASSET ON
                                              DESCRIPTION       PURCHASE     SELLING       COST OF      TRANSACTION      NET GAIN
IDENTITY OF PARTY INVOLVED                     OF ASSET          PRICE        PRICE         ASSET          DATE          OR (LOSS)
----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (III) - SERIES OF TRANSACTIONS
  IN EXCESS OF 5%

Brush Wellman Inc.                           Common Stock *
                                                 Purchases     $4,052,970            -     $4,052,970    $4,052,970             -
                                                 Sales                  -    2,860,805      3,490,422     2,860,805      (629,617)


There were no category (i), (ii) or (iv) reportable transactions during 1999.

* Party-in-interest to the Plan.